                                                                 Exhibit 12.b.
                                                                 -------------
                                                                   Page 1 of 2
                                                                   -----------


                           BANKAMERICA CORPORATION
              Historical and Pro Forma Combined Ratios of Earnings
                   to Fixed Charges and Ratios of Earnings to
              Combined Fixed Charges and Preferred Stock Dividends



  The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings by the sum of fixed charges and preferred stock dividend requirements. Earnings consist primarily of income
(loss) before income taxes adjusted for fixed charges. Fixed charges consist primarily of interest expense on short- and long-term borrowings and one-third (the portion deemed representative of the interest factor) of net rents under long-term leases.

  The following table sets forth (i) the historical ratios of earnings to fixed charges and the ratios of earnings to combined fixed charges and preferred stock dividends for the periods indicated for BankAmerica Corporation and its consolidated subsidiaries (BAC) and for Security Pacific Corporation and its consolidated subsidiaries (SPC) and (ii) the pro forma combined ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividends for the periods indicated, giving effect to the April 22, 1992 merger between BAC and SPC (the Merger) as if it had been consummated on January 1, 1991. The pro forma combined ratios have been calculated using the pro forma combined financial information for the years ended December 31, 1992 and 1991, and should be read in conjunction with and are qualified in their entirety by such pro forma combined information included in the 1993 Annual Report to Shareholders. Pro forma adjustments made to arrive at the pro forma combined ratios are based on the purchase method of accounting and are based upon actual amounts recorded by BAC subsequent to the effective time of the Merger.

                                                                 Exhibit 12.b.
                                                                 -------------
                                                                   Page 2 of 2
                                                                   -----------

                                      Year Ended                Year Ended
                                   December 31, 1992         December 31, 1991
                              -------------------------    ---------------------
                                                 Pro                      Pro
                                 Historical     Forma      Historical    Forma
                              --------------   --------    -----------  --------
                              BAC/a/     SPC   Combined    BAC/a/  SPC  Combined
                              ------     ---   --------    ------  ---  --------
Ratio of Earnings to Fixed
 Charges
Excluding interest on
 deposits                       3.18     /b/       2.05      3.25  /c/      1.46
Including interest on
 deposits                       1.53     /b/       1.27      1.34  /c/      1.10

Ratio of Earnings to
    Combined Fixed Charges
    and Preferred Stock
    Dividends
Excluding interest on
 deposits                       2.55     /b/       1.87      2.89  /c/      1.43
Including interest on
 deposits                       1.45     /b/       1.26      1.32  /c/      1.10

- --------------------------------------------------------------------------------

/a/ This financial information reflects the effects of the Merger subsequent to the Merger's consummation on April 22, 1992.

/b/ Because the Merger was consummated on April 22, 1992, there is no year-to-date data for SPC.

/c/ For the year ended December 31, 1991, SPC's ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividends were less than 1.00 primarily as a result of noncash charges which increased the allowance for credit losses. Earnings, as defined, for the year ended December 31, 1991, were $1,092 million and $1,139 million below the level required to provide one-to-one coverage of fixed charges and combined fixed charges and preferred stock dividends, respectively.

  These pro forma combined ratios are intended for informational purposes and are not necessarily indicative of the future ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividends of the combined company or the ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividends of the combined company that would have actually occurred had the Merger been effective on January 1, 1991.